Exhibit 21.1

Subsidiaries of Tradeweb Markets Inc.

	Subsidiary	Jurisdiction of Incorporation / Formation
1.	Tradeweb Markets LLC	Delaware
2.	BNX LLC	Delaware
3.	BondDesk Group LLC	Delaware
4.	Dealerweb Inc.	New York
5.	DW SEF LLC	Delaware
6.	Munigroup.com, LLC	Delaware
7.	Tech Hackers LLC	Delaware
8.	TIPS LLC	Wyoming
9.	Tradeweb Commercial Information Consulting (Shanghai) Co., Ltd.	People’s Republic of China
10.	Tradeweb Direct LLC	Delaware
11.	Tradeweb EU B.V.	Netherlands
12.	Tradeweb Europe Limited	England and Wales
13.	Tradeweb Global Holding LLC	Delaware
14.	Tradeweb Global LLC	Delaware
15.	Tradeweb IDB Markets, Inc.	Delaware
16.	Tradeweb Japan K.K.	Japan
17.	Tradeweb LLC	Delaware
18.	Tradeweb Markets International LLC	Delaware
19.	TW SEF LLC	Delaware
20.	TWEL Holding LLC	Delaware